Free Writing Prospectus
Dated January 26, 2007

Filed Pursuant to Rule 433
Registration Statement No. 333-115392

SUMMARY OF FINAL TERMS AND CONDITIONS

1,000,000 Shares

6.25% Series B Cumulative Convertible Preferred Shares

Liquidation Preference Equivalent to $25.00 Per Depositary Share

(Liquidation Preference $25 Per Share)

This free writing prospectus relates only to the securities described above and should be read together with the prospectus contained in the Registration Statement on Form S-3 of Anworth Mortgage Asset Corporation (the “Company”), filed on May 11, 2004 and the Preliminary Prospectus Supplement filed on January 18, 2007 relating to these securities.

		Underwriting Commitment
Bookrunner:	Friedman Billings Ramsey & Co., Inc.	550,000

Co-Lead	Stifel, Nicolaus & Company, Incorporated	300,000

Co-Manager:	Sterne, Agee & Leach, Inc.	150,000

Securities Offered:	1,000,000 shares of 6.25% Series B Cumulative Convertible Preferred Stock (plus up to 150,000 shares of Series B Preferred Stock issuable upon exercise of the underwriters’ over-allotment option)

Offer Price:	$25.00

Conversion Price:	$10.50

Issuer:	Anworth Mortgage Asset Corporation (ANHPrB)

Pricing Date:	January 25, 2007

Settlement Date:	February 1, 2007 (T+5)

Maturity Date:	Our Series B Preferred Stock will have no maturity date and will not be required to redeem our Series B Preferred Stock. Accordingly, our Series B Preferred Stock will remain outstanding indefinitely unless you or we decide to convert it or you elect to have us purchase it upon a fundamental change. See “Description of Series B Preferred Stock—Conversion Rights”, “—Company Conversion Option” and “—Purchase of Series B Preferred Stock Upon a Fundamental Change” below.

Gross Spread: Selling Concession: Management Fee: Underwriting Fee:	$1.25 $0.50 $0.375 $0.375

Dividends:	You will be entitled to receive cumulative cash dividends on the Series B Preferred Stock at a rate of 6.25% per year of the $25.00 liquidation preference (equivalent to $1.5625 per year per share.) Dividends on the Series B Preferred Stock are payable quarterly in arrears on the 15th day of January, April, July and October of each year, or if such day is not a business day, the next succeeding business day, beginning on April 15, 2007. Dividends paid to investors on the Series B Preferred Stock issued in this offering will be cumulative from January 25, 2007

Optional Redemption:	We many not redeem the Series B preferred Stock. On or after January 25, 2012, we will have the right, in certain circumstances, to require you to convert your Series B Preferred Stock. See “Description of Series B Preferred Stock—Company Conversion Option” below.

Greenshoe Option:	The Company has given the Underwriters the right to purchase with in 30 days from the date of this prospectus supplement up to an additional 150,000 shares of our Series B Preferred Stock at the public offering price per share, less discounts and commissions, to cover over-allotments.

Preferred Ratings:	NR/NR (Moody’s/S&P)

CUSIP:	037347309

Listing:	NYSE

To review a filed copy of the current preliminary prospectus supplement, go to the following link:

http://www.sec.gov/Archives/edgar/data/1047884/0001 19312507008498/0001193125-07-008498-index.htm

Anworth Mortgage Asset Corporation has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. To review a filed copy of the preliminary prospectus supplement, go to the hyperlink above this legend. Alternatively, with respect to the issuer’s offering of 6.25% Series B Cumulative Convertible Preferred Stock, the issuer, any underwriter or any dealer participating in the offering of the common stock will arrange to send to you the prospectus and preliminary prospectus supplement if you request it by calling (800) 846-5050 or (703) 469-1023.